FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1     Director Shareholding released on 13 January 2003
No. 2     FRN Variable Rate Fix released on 13 January 2003
No. 3     FRN Variable Rate Fix released on 17 January 2003
No. 4     Holding(s) in Company released on 17 January 2003

Document No. 1

                               NORTHERN ROCK PLC

                       NOTIFICATION OF DISPOSAL OF SHARES
                     BY NORTHERN ROCK QUEST COMPANY LIMITED

The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that the Executive Directors of Northern Rock plc namely:

A J Applegarth
D F Baker
R F Bennett

have a potential interest in QUEST and that the Trustees of QUEST disposed of the following Ordinary shares in the Company:


Date of Disposal              No. of Shares                 Price per Share               Percentage of Issued
                                                                                          Share Capital
09 January 2003               3,349                         GBP3.81                         0.001


These shares were transferred to participants in the Northern Rock Sharesave Scheme.

Following this transaction QUEST holds a total of 3,318,071 Ordinary 25p shares in the Company representing 0.79% of the Company's issued share capital.

Document No. 2

RE: NORTHERN ROCK PLC
    USD 5,350,000 SERIES 193 EMTN
    DUE 18 JANUARY 2005
    ISIN: XS0121906621

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15JAN03 TO 15APR03 HAS BEEN FIXED AT 1.45563 PCT PER ANNUM.

INTEREST PAYABLE VALUE 15APR03 WILL AMOUNT TO;
USD 3.64 PER USD 1,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 207 508 3857/3855 OR FAX: 44 207 508 3881

RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 3

RE:   NORTHERN ROCK PLC
      GBP 50,000,000 SERIES 229 EMTN
      DUE JANUARY 2005
      ISIN: XS0155313397

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17JAN03 TO I7APR03 HAS BEEN FIXED AT 4.065 PCT PER ANNUM.

INTEREST PAYABLE VALUE I7APR03 WILL AMOUNT TO:
GBP 100.23 PER GBP 10,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 4

                               NORTHERN ROCK PLC

                     DISCLOSURE OF MAJOR INTEREST IN SHARES

In accordance with Sections 198-202 of the Companies Act 1985 (the Act), the Company has been notified on 16 January 2003 that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders have a notifiable interest in 19,967,597 ordinary 25p shares of the Company representing a non-beneficial holding of 4.74% of the issued share capital of the Company.

FMR Corp. is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

FIL is the parent holding company for various direct and indirect subsidiaries including Fidelity Investment Services Limited (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise that of Mr Edward C Johnson 3d, 82 Devonshire Street, Boston, MA 02109 (a principal shareholder of FMR Corp. and
FIL) and interests held on behalf of authorised unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries and FIL and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under Section 208 (4) (b) of the Act, namely where a person, not being a registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under Section 203 of the Act respectively.


                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  20 January 2003          By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary